EXHIBIT 8.1


                              [LETTERHEAD OF KPMG LLP]

January 5, 2000



Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, IL  60196

      Re: Merger of Lucerne Acquisition Corp. with and into General Instrument Corporation

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the merger of Lucerne Acquisition Corp. ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Motorola, Inc. ("Motorola"), a Delaware corporation, with and into General Instrument Corporation ("General Instrument"), a Delaware corporation, pursuant to the Agreement and Plan of Merger dated as of September 14, 1999, by and among Motorola, Sub and General Instrument (the "Merger Agreement", and such transaction, the "Merger").

In connection with rendering our opinion, we have examined the Merger Agreement and such other documents as we have determined to be necessary for purposes of this opinion. In addition, with your permission, we have examined and relied upon certain representation letters of Motorola and General Instrument, copies of which are attached hereto as Exhibits A and B (the "Representation Letters"). Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above. We have assumed the genuineness of all signatures, the legal capacity of natural persons, and that the person who affixed such signature to such documents had authority to do so. Moreover, we have assumed the accuracy of all information contained in the documents described above, but have not made any independent inquiry with regard thereto. We have assumed the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified, telecopied or photostatic copies. We also have assumed that the Merger will be structured as a reverse-subsidiary merger of Sub with and into General Instrument, with General Instrument surviving, and will be consummated in the manner contemplated by the Merger Agreement.

In rendering our opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, possibly with retroactive application. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that any of the opinions expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based upon the foregoing, we are of the opinion that for federal income tax purposes:

1.          the Merger will be treated as a reorganization qualifying under
            Section 368(a) of the Code, and Motorola, Sub and General Instrument will each be a party to the reorganization;

2. no gain or loss will be recognized by Motorola, Sub or General Instrument as a result of the Merger; and

3. no gain or loss will be recognized by the stockholders of General Instrument who exchange their General Instrument Common Stock solely for Motorola Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest).

Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any other transaction contemplated by the Merger Agreement.

We consent to the filing of this opinion as an exhibit to your Form S-4. However, we have rendered this opinion solely for your benefit. Accordingly, no one else is entitled to rely upon this opinion without our express consent.

Very truly yours,

KPMG LLP

By:   Melvin S. Adess

    /s/ Melvin S. Adess
    -----------------------